August 31, 2006

VIA EDGAR

Nili Shah

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Rowe Companies

Form 10-K for the fiscal year ended November 27, 2005

Filed February 24, 2006

File No. 1-10226

Dear Ms. Shah:

This letter responds to the additional comments provided orally on August 8, 2006 regarding the Annual Report on Form 10-K of The Rowe Companies (“we” or the “Company”) for the fiscal year ended November 27, 2005 filed on February 24, 2006. Our responses are set forth below:

1. Until such time as we adopt the provisions of the FASB’s recently issued interpretation on uncertain tax positions, which will be effective for the Company for its 2008 fiscal year, we believe our disclosure, beginning with our next 10-K filing, will look something like the following:

The Company does business and pays taxes in approximately 20 states. The Company’s federal and state tax returns are subject to audit by the IRS and state authorities for a three year subsequent period. States for which the Company does not file in may assess taxes, penalties and interest beyond the three year period. The Company has three major state tax jurisdictions in which it files returns, two of which have not conducted examinations of the Company’s returns in the last three years and one of which is currently conducting an exam for fiscal 2003. Until such an audit is complete, or an open year is closed, the Company’s tax returns and the expense recorded therefrom are subject to change. In some cases, changes in one state may impact the calculation of tax due in other states.

The Company has accrued taxes potentially payable to various state tax jurisdictions resulting from changes in the positions of various states over the years in regards to which types of expenses are deductible or which types of business activities constitute a sufficient nexus with the state to trigger tax liability. We have recorded such taxes in past years as various rulings and audit findings are disclosed by other companies on these issues, recognizing the possibility that we might not prevail with taxing authorities on these issues. As we have been audited in recent years, we have been required to pay additional taxes for some issues but not for others. In cases where open tax years have passed the point in which they are subject to audit, we have reversed the reserve related to such jurisdictions, issues, and tax years.

At November 26, 2006 and November 27, 2005, the Company’s reserves for state tax deductibility issues and state tax nexus issues were $XXX and $796, respectively, and related to open tax years 2006, 2005, 2004 and (in the case of the state currently conducting an examination) 2003 at November 26, 2006 and open tax years 2005, 2004 and 2003 at November 27, 2005.

2. Regarding the $636,000 increase in provision for losses on receivables for the six months ended May 28, 2006 compared to the six months ended May 29, 2005, in future filings, to the extent appropriate, we will disclose the specific factors for such provisions. Please be supplementally advised that with respect to the $636,000 increase referred to above, this increase was attributable to the difference between a net $273,000 reduction in the bad debt allowance in the 2005 period and a $363,000 provision in the 2006 period. The 2005 period net reduction was due to a $400,000 reduction in the reserve, based on management’s re-assessment of the Company’s receivables and outlook for the furniture industry overall based on economic conditions at that time, offset by a $127,000 provision for multiple customer account delinquencies during the period. The 2006 period provision was primarily attributable to current economic conditions resulting in a less certain retail environment for the furniture industry overall compared to 2005. Please be further advised that if management believes that material additional provisions are reasonably likely to be made in future periods, we will so state and provide the reasons for this belief.

Should you have any questions regarding this response letter, please do not hesitate to call me at (540) 444-5077.

Sincerely,

/s/ Garry W. Angle
Garry W. Angle
Vice President-Treasurer

cc:	Jenn Do, Division of Corporation Finance

Ken Smith, BDO Seidman, LLP

Darlene Leonard, BDO Seidman, LLP

Craig M. Scheer, P.C., Silver, Freedman & Taff, L.L.P.